National Holdings Corporation
120 Broadway, 27th Floor
New York, New York  10271

March 18, 2011

VIA:       Email and EDGAR

Ms. Kristina Aberg
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549

Re:	National Holdings Corporation Preliminary Proxy Statement on Schedule 14A Filed March 4, 2011 File No. 001-12629

Dear Ms. Aberg,

Concurrent with the submission of this letter, National Holdings Corporation (the “Company”), has submitted responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) received by letter on March 14, 2011, relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-12629) (the “Proxy”).  In connection with that response letter and the filing of the Proxy, please note the below certifications.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if I may be of any further assistance.

Respectfully submitted,

/s/ Alan B. Levin
Alan B. Levin Chief Financial Officer